                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Old Stone Corporation
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                 Cumulative Voting Convertible Preferred Stock,
                      Series B, par value $1.00 per share
                         (Title of Class of Securities)

                                   680293107
                                   680293305
                                 (CUSIP Number)


William A. Ackman, Manager          With a copy to:
Manticore Properties, LLC           Morris Orens, Esq.
110 East 42nd Street, 18th Floor    Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10017           919 Third Avenue
(212) 286-0300                      New York, New York 10022
                                    (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 19, 1998
-------------------------------------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 680293107                                                          Page    2    of    16   Pages
          ---------                                                               -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Manticore Properties LLC (133974831)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                               (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

         NUMBER OF     7       SOLE VOTING POWER
         SHARES                1,603,968 Common Shares
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                       8       SHARED VOTING POWER
                               0

                       9       SOLE DISPOSITIVE POWER
                               1,603,968 Common Shares

                      10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                        1,603,968 Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                           |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    19.0%

14       TYPE OF REPORTING PERSON*
                                    00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.






                                  SCHEDULE 13D
CUSIP No. 680293305                                                          Page    3    of    16   Pages
          ---------                                                               -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Manticore Properties LLC (133974831)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                               (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

         NUMBER OF      7      SOLE VOTING POWER
         SHARES                297,018 Preferred Shares
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                       8       SHARED VOTING POWER
                               0

                       9       SOLE DISPOSITIVE POWER
                               297,018 Preferred Shares

                      10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                          297,018 Preferred Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                           |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.4%

14       TYPE OF REPORTING PERSON*
                                    00


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.






                                  SCHEDULE 13D
CUSIP No.  680293107                                                         Page    4    of     16   Pages
          ----------                                                              -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners, L.P. (133700768)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                               (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
         NUMBER OF        7       SOLE VOTING POWER
         SHARES                   2,974 Common Shares
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                          8       SHARED VOTING POWER
                                  1,603,968 Common Shares

                          9       SOLE DISPOSITIVE POWER
                                  2,974 Common Shares

                         10       SHARED DISPOSITIVE POWER
                                  1,603,968 Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                          1,606,942 Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                           |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    19.0%

14       TYPE OF REPORTING PERSON*
                                    PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.






                                  SCHEDULE 13D
CUSIP No.  680293305                                                         Page    5    of    16   Pages
          ----------                                                              -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners, L.P. (133700768)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                               (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
         NUMBER OF        7       SOLE VOTING POWER
         SHARES                   0
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                          8       SHARED VOTING POWER
                                  297,018 Preferred Shares

                          9       SOLE DISPOSITIVE POWER
                                  0

                         10       SHARED DISPOSITIVE POWER
                                  297,018 Preferred Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           297,018 Preferred Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                           |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.4%

14       TYPE OF REPORTING PERSON*
                                    PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.







                                  SCHEDULE 13D
CUSIP No. 680293107                                                          Page    6    of     16   Pages
          ---------                                                               -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners II, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  |X|
                                                                               (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
         NUMBER OF        7       SOLE VOTING POWER
         SHARES                   26 Common Shares
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                          8       SHARED VOTING POWER
                                  1,603,968 Common Shares

                          9       SOLE DISPOSITIVE POWER
                                  26 Common Shares

                         10       SHARED DISPOSITIVE POWER
                                  1,603,968 Common Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                        1,603,994 Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    19.0%

14       TYPE OF REPORTING PERSON*
                                    PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.






                                  SCHEDULE 13D
CUSIP No. 680293305                                                          Page    7    of    16    Pages
          ---------                                                               -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners II, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  |X|
                                                                               (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
         NUMBER OF        7       SOLE VOTING POWER
         SHARES                   0
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                          8       SHARED VOTING POWER
                                  297,018 Preferred Shares

                          9       SOLE DISPOSITIVE POWER
                                  0

                         10       SHARED DISPOSITIVE POWER
                                  297,018 Preferred Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    297,018 Preferred Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.4%

14       TYPE OF REPORTING PERSON*
                                    PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.






                                  SCHEDULE 13D
CUSIP No. 680293107                                                          Page    8    of    16    Pages
          ---------                                                               -------     -------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham International Advisors, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  |X|
                                                                               (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
         NUMBER OF        7       SOLE VOTING POWER
         SHARES                   152,200 Common Shares
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                          8       SHARED VOTING POWER
                                  0

                          9       SOLE DISPOSITIVE POWER
                                  152,200 Common Shares

                         10       SHARED DISPOSITIVE POWER
                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           152,200 Common Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.84%

14       TYPE OF REPORTING PERSON*
                           OO; IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D
CUSIP No. 680293305                                                          Page    9    of    16    Pages
          ---------                                                               -------     -------
1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham International Advisors, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  |X|
                                                                               (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
         NUMBER OF        7       SOLE VOTING POWER
         SHARES                   19,800 Preferred Shares
         BENEFICIALLY
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH
                          8       SHARED VOTING POWER
                                  0

                          9       SOLE DISPOSITIVE POWER
                                  19,800 Preferred Shares

                         10       SHARED DISPOSITIVE POWER
                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                       19,800 Preferred Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.89%

14       TYPE OF REPORTING PERSON*
                           OO; IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

                  This Amendment No. 3 amends and  supplements the Statement on
Schedule 13D, as previously amended (this "Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham II, the "Funds"), Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham and Gotham II, and Gotham International Advisors, a Delaware limited liability company ("Gotham Advisors"), relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

                  Except as specifically provided herein, the Amendment does not modify any of the information previously reported in the Statement.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

                  The aggregate purchase price of the Shares purchased by Gotham International and reported in this Amendment No. 3 was $562,283. All of the funds required for these purchases were obtained from the general funds of Gotham International Ltd., a Cayman exempted company ("Gotham International").

Item 4.           Purpose of the Transaction

Item 4 is hereby amended by adding the following:

                  The Reporting Persons acquired the Shares for investment purposes to make a speculative investment in the outcome of the Company's legal action against the U.S. government. In general, the Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze and evaluate the performance of securities owned by them, including the Shares, and the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

                  Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities and may communicate with Company regarding these or other similar or related matters.

                  In addition, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares. Such actions will depend upon a variety of factors including, without limitation, current and anticipated future trading prices for such Shares, the financial conditions, results of operations and prospects of the Company, alternative investment opportunity, general economic financial market and industry conditions, and future actions of the Company and its management.


Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

                  Based on the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

                  On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 297,018 Preferred Shares owned by the Purchaser are convertible into 198,012 Common Shares and the 11,800 Preferred Shares owned by Gotham International are convertible into 7,867 Common Shares.

                  The Purchaser beneficially owns 1,603,968 Common Shares (including the 198,012 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 19.0% of the outstanding Common Shares (which would be outstanding following such conversion) and 297,018 or 28.4% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham II have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

                  Gotham beneficially owns an aggregate of 1,606,942 or 19.0% of the outstanding Common Shares, of which (i) 2,974 Common Shares are directly owned by Gotham, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham through the Purchaser. Gotham beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham through the Purchaser. Gotham II beneficially owns an aggregate of 1,603,994 or 19.0% of the outstanding Common Shares, of which (i) 26 Common Shares are directly owned by Gotham II, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham II through the Purchaser. Gotham II beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham II through the Purchaser.

                  Gotham International owns 152,200 Common Shares (including the 13,200 Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 1.84% of the outstanding Common Shares (which would be outstanding following such conversion) and 19,800 Preferred Shares or 1.89% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,246,175 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

                  (b) Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                  (c) The tables below set forth information with respect to all purchases and sales of Common Stock and Preferred Stock by Gotham International since February 19, 1998. In each case, the transactions were effected through open-market purchases.


                                      Shares of Common            Shares of Preferred           Price per
             Date                      Stock Purchased              Stock Purchased             Share ($)
           02/27/98                        35,000                                                 4.500
           03/04/98                         1,800                                                 4.6875
           03/05/98                         6,000                                                 4.8400
           03/09/98                        10,000                                                 4.8000
           03/09/98                                                      5,000                   12.6250
           03/10/98                         7,000                                                 5.0000
           03/11/98                         2,100                                                 5.0000
           03/13/98                                                      1,500                   13.0625
           03/16/98                         4,600                                                 5.0625
           03/18/98                                                      1,000                   13.0625
           03/19/98                         3,600                                                 5.0625
           03/19/98                        20,000                                                 5.0500
           03/20/98                         5,700                                                 5.625



                                    Page 12




                                      Shares of Common            Shares of Preferred           Price per
             Date                      Stock Purchased              Stock Purchased             Share ($)

           03/20/98                                                       500                   13.3125

             Total                        95,800                        8,000


                  Except as described above, none of the Purchaser, Gotham, Gotham II, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has affected any transactions in the securities of the Company during the past sixty days.

(d) and (e).   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the following:

                  None   of  the   Purchaser,   Gotham,   Gotham   II,   Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profit or leases or the giving or withholding of proxies.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 21, 1998           MANTICORE PROPERTIES, LLC

                                 By: /s/ William A. Ackman
                                    --------------------------------------
                                      Name:  William A. Ackman
                                       Title:    Manager

                                 GOTHAM PARTNERS, L.P.

                                 By:  Section H Partners, L.P.,
                                         its general partner

                                 By:      Karenina Corporation
                                          a general partner
                                          of Section H Partners, L.P.

                                 By:      /s/ William A. Ackman
                                    --------------------------------------
                                          Name: William A. Ackman
                                          Title:   President

                                 GOTHAM PARTNERS II, L.P.

                                 By:  Section H Partners, L.P.,
                                         its general partner

                                 By:      Karenina Corporation
                                          a general partner
                                          of Section H Partners, L.P.

                                 By:      /s/ William A. Ackman
                                    --------------------------------------
                                          Name: William A. Ackman
                                          Title:   President

                                 GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                                 By:       /s/ William A. Ackman
                                    --------------------------------------
                                          Name:  William A. Ackman
                                          Title:    Senior Managing Member

                                 Exhibit Index


Exhibit No.                                  Description

Exhibit 1*          Agreement,  dated November 14, 1997,  among
                    Manticore Properties, LLC, Gotham Partners, L.P. and Gotham Partners II, L.P.

Exhibit 2*          Agreement of Joint Filing.

Exhibit 3*          Agreement of Joint Filing.


-----------------
* Previously filed.